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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*

                             ALBERTO-CULVER COMPANY
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                                (Name of Issuer)


                 CLASS B COMMON STOCK, $.22 PAR VALUE PER SHARE
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                         (Title of Class of Securities)


                                    013068101
                    -----------------------------------------
                                 (CUSIP Number)

Marshall E. Eisenberg
NEAL, GERBER & EISENBERG                                  Leonard H. Lavin
Two North LaSalle Street, Suite 2200                      2525 Armitage Avenue
Chicago, Illinois 60602                                   Melrose Park, IL 60160
(312) 269-8000                                            (708) 450-3100
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 2, 2002
                            -------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages

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--------------------------                            -------------------------
   CUSIP NO. 013068101                13D                 Page 2 of 5 Pages
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------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Leonard H. Lavin
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]
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 3    SEC USE ONLY

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 4    SOURCE OF FUNDS*

             Not applicable
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 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                            [_]

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 6    CITIZENSHIP OR PLACE OF ORGANIZATION

             U.S. Citizen
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                     7    SOLE VOTING POWER

     NUMBER OF                922
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                 7,524,266
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING                 922
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

       WITH                   7,524,266
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             7,525,188
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                       [X]

      Excluded are 294 Class B shares held directly by Lavin's spouse. Lavin disclaims beneficial ownership of such shares.

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             23.27%
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14    TYPE OF REPORTING PERSON*

             IN
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* SEE INSTRUCTIONS

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-------------------------                             --------------------------
   CUSIP NO. 013068101                13D                 Page 3 of 5 Pages
-------------------------                             --------------------------


Item 1. Security and Issuer.

        Title of Class of Securities:       Class B Common Stock, $.22 par value
                                            per share ("shares" or "Class B
                                            shares")

        Name and Address of Issuer:         Alberto-Culver Company (the
                                            "Company")
                                            2525 Armitage Avenue
                                            Melrose Park, IL 60160

Item 2. Identity and Background.

        (a)   Name of Person Filing:        Leonard H. Lavin ("Lavin")

        (b)   Address:                      c/o Leonard H. Lavin
                                            2525 Armitage Avenue
                                            Melrose Park, IL 60160

        (c)   Principal Business:           Lavin, an individual, is a Director
                                            and Chairman of the Company.

        (d)   Prior Criminal Convictions:   None

        (e)   Prior Civil Proceedings with
              Respect to Federal or State
              Securities Laws:              None

        (f)   Citizenship/Organization:     U.S. Citizen

Item 3. Source and Amount of Funds or Other Consideration.

        On July 2, 2002 pursuant to an underwritten public offering, (i) a trust, to which Lavin shares voting and investment power with Bernice E. Lavin, sold 400,000 Class B shares; and (ii) the Lavin Family Foundation, a charitable private foundation of which Lavin is the President and a Director (the "Lavin Family Foundation"), to which Lavin shares voting and investment power with Bernice E. Lavin and Carol L. Bernick, sold 240,000 Class B shares, in each case at an initial price to the public of $48.20 per share, less an underwriting discount of $1.93 per share, for a price to Lavin (prior to expenses payable by Lavin related to the offering) of $46.27 per share.

Item 4. Purpose of Transaction.

        The transactions were for the Lavin family's estate planning and diversification rather than corporate purposes. The transactions were not undertaken for purposes of effecting any of the actions listed in this item.

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-------------------------                             --------------------------
   CUSIP NO. 013068101                13D                 Page 4 of 5 Pages
-------------------------                             --------------------------

Item 5. Interest in Securities of the Issuer.

        (a)  (i)   Amount of Class B Shares Beneficially Owned: 7,525,188 shares total; 922 shares held directly; 1,771,549 shares held as co-trustee of the Bernice E. Lavin Trust, u/a/d 12/18/87 (the
                   "BEL Trust"); 2,073,529 shares held as co-trustee of the Leonard H. Lavin Trust, u/a/d 12/18/87 (the "LHL Trust");
                   1,638,335 shares held as co-trustee of the 2001 BEL Grantor
                   Annuity Trust, u/a/d 9/18/01 (the "2001 BEL GRAT"); 1,760,853
                   shares held as co-trustee of the 2001 LHL Grantor Annuity
                   Trust, u/a/d 9/18/01 (the "2001 LHL GRAT"); and 280,000
                   shares held by the Lavin Family Foundation.

             (ii) Percentage of Class B Shares Beneficially Owned: 23.27% total: .003% held directly; 5.48% as co-trustee of the BEL Trust; 6.41% as co-trustee of the LHL Trust; 5.07% as co-trustee of the 2001 BEL GRAT; 5.45% as co-trustee of the 2001 LHL GRAT; and .87% by the Lavin Family Foundation (based upon 32,331,640 shares outstanding as of June 12, 2002).

        (b)  Number of Class B Shares as to Which Lavin Has:

                   (i)    Sole power to vote:              922/1/

                   (ii)   Shared power to vote:      7,524,266/2/

                   (iii)  Sole power to dispose:           922/1/

                   (iv)   Shared power to dispose:   7,524,266/2/

        /1/ The 922 shares held by Lavin and reflected as sole power to vote and sole power to dispose are held directly.

        /2/ The 7,524,266 shares held by Lavin and reflected as shared power to vote and shared power to dispose include 1,771,549 shares held by the BEL Trust; 2,073,529 shares held by the LHL Trust; 1,638,335 shares held by the 2001 BEL GRAT; 1,760,853 shares held by the 2001 LHL GRAT; and 280,000 shares held by the Lavin Family Foundation.

Lavin shares the power to vote and dispose of 1,771,549 shares held by the BEL Trust, 2,073,529 shares held by the LHL Trust, and 280,000 shares held by the Lavin Family Foundation with Bernice E. Lavin, and Carol L. Bernick. Lavin shares the power to vote and dispose of 1,638,335 shares held by the 2001 BEL GRAT and 1,760,853 shares held by the 2001 LHL GRAT with Bernice E. Lavin. Certain information regarding Mrs. Lavin and Mrs. Bernick is presented below:

             (i)   Name of Person:              (1)     Bernice E. Lavin
                                                (2)     Carol L. Bernick

             (ii)  Address:                     (1) and 2525 Armitage Avenue
                                                (2)     Melrose Park, Illinois
                                                        60160

             (iii) Principal Business:          (1)     Bernice E. Lavin, an
                                                        individual, is a
                                                        Director, Vice Chairman,
                                                        Treasurer and Secretary
                                                        of the Company.
                                                (2)     Carol L. Bernick, an
                                                        individual, is a
                                                        Director, Vice Chairman,
                                                        Assistant Secretary of
                                                        the Company, and
                                                        President Alberto-Culver
                                                        Consumer Products
                                                        Worldwide, a division of
                                                        the Company.

             (iv)  Prior Criminal Convictions:  None.

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   CUSIP NO. 013068101                13D                 Page 5 of 5 Pages
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             (v)   Prior Civil Proceedings
                   with Respect to Federal or
                   State Securities Laws:       None.

             (vi)  Citizenship/Organization:    U.S. Citizen.

        Excluded is 294 Class B shares held directly by Lavin's spouse. Lavin disclaims beneficial ownership of such shares held by his spouse and they are not included above.

        The shares owned by Lavin and the percentage holdings specified herein also do not reflect the 395,378 Class A shares held by Lavin Family Foundation, 5,704 Class A shares held by the LHL Trust, and the 64 Class A shares held by the BEL Trust.

        (c)  None, except as reported in Item 3 above.

        (d)  None.

        (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

             None.

Item 7. Material to be Filed as Exhibits.

             None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 8, 2002


Signature: /s/ Leonard H. Lavin
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Name/Title:  Leonard H. Lavin, individually;  as trustee or co-trustee of various trusts and as an officer of the Lavin Family Foundation.